FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS REPORTS THIRD QUARTER 2018 FINANCIAL AND OPERATING RESULTS

•	Positive clinical update on the intratumoral trial of TTI-621, a CD47 immune checkpoint inhibitor, presented at the 2018 EORTC CLTF meeting
•	Positive clinical update on the intravenous trial of TTI-621 presented at the 16th Annual Discovery on Target conference

TORONTO, November 14, 2018 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today reported financial and operating results for the nine months ended September 30, 2018.

2018 Third Quarter Highlights:

•

Presented an update at the European Organisation for Research and Treatment of Cancer, Cutaneous Lymphoma Task Force (EORTC CLTF) meeting on the safety and efficacy of the ongoing multicenter, open-label phase 1 intratumoral trial of TTI-621 in 23 patients with relapsed/refractory mycosis fungoides/Sézary syndrome, 20 of whom only received induction therapy consisting of 1-6 injections over 2 weeks. Local delivery of TTI-621 was well tolerated, with no treatment-related > Grade 3 adverse events or dose-limiting toxicity observed. Reductions in CAILS scores, which measure local lesion responses, were observed in 89% of patients, with 44% exhibiting reductions of 50% or greater. These responses occurred rapidly within the 2-week induction period. Similar CAILS scores changes were seen in adjacent non-injected lesions, suggesting locoregional effects that were not confined to the site of injection. Evidence of a systemic effect was observed in 1 of 2 patients receiving continuation monotherapy beyond the 2-week induction therapy. In addition, data suggest a combination effect with pegylated IFN-alpha-2a.

•

Presented an update at the Discovery on Target conference on the safety and efficacy of the ongoing multicenter, open-label phase 1a/b intravenous trial of TTI-621 in patients with relapsed/refractory hematologic malignancies. Based on an expanded data set of 163 patients, weekly infusions of TTI-621 were shown to be well tolerated.

Thrombocytopenia was the most frequent grade 3 or higher treatment-emergent adverse event, occurring in 20% of patients. Platelet reductions, however, were shown to be transient and pre-dose platelet levels remained steady during the course of the study. Notably, the reversible thrombocytopenia did not lead to an increased risk of bleeding and had no impact on drug delivery, nor was there a significant impact of TTI-621 on hemoglobin levels. Monotherapy efficacy was observed in patients with mycosis fungoides (19% ORR, n=21), peripheral T-cell lymphoma, or PTCL (25% ORR, n=12), and diffuse large B-cell lymphoma, or DLBCL (25% ORR, n=8), and in DLBCL patients when combined with rituximab (25% ORR, n=24). This clinical activity was observed in patients receiving relatively low doses of drug (0.2 mg/kg for monotherapy or 0.1 mg/kg in combination with rituximab). Dose intensification beyond 0.2 mg/kg is currently ongoing, and doses of 0.5 mg/kg have been well tolerated for up to 27 weeks.

“The growing body of data from the TTI-621 intratumoral trial in patients with CTCL continues to look encouraging, and we believe that there are several potential paths forward in this indication, and possibly in other accessible tumors” said Dr. Niclas Stiernholm, president and CEO of Trillium Therapeutics. “Additionally, data from over 160 patients in our intravenous trial indicate that systemically delivered TTI-621 has single-agent and combination activity at relatively low doses, and ongoing efforts to dose intensify appear encouraging. We believe that flexibility is the best way to address this new IO pathway, and having two development candidates in the clinic, and options of intravenous and intratumoral delivery, as monotherapy or in combination, gives Trillium the most comprehensive approach to targeting CD47”.

Third Quarter 2018 Financial Results:

As of September 30, 2018, Trillium had cash and cash equivalents and marketable securities, and working capital of $52.1 million and $41.8 million, respectively, compared to $81.8 million and $68.9 million, respectively at December 31, 2017. The decrease in cash and cash equivalents and marketable securities was due mainly to cash used in operations of $30.8 million, net of an unrealized foreign exchange gain of $1.3 million. The decrease in working capital was due mainly to cash used in operations, increases to amounts receivable and prepaid expenses, and a decrease to accounts payable and accrued liabilities due to clinical trial payments.

Net loss for the nine months ended September 30, 2018 of $33.9 million was lower than the loss of $34.4 million for the nine months ended September 30, 2017. The net loss was lower mainly due to a net foreign currency gain of $1.5 million for the nine months ended September 30, 2018, compared to a net foreign currency loss of $4.9 million in the prior year period, and lower manufacturing costs, partially offset by higher clinical trial expenses and the expense relating to the amendment of the SIRPaFc license agreement.

Selected Consolidated Financial Information:

Consolidated statements of loss and comprehensive loss

Amounts in thousands of Canadian dollars	Nine months	Nine months
except per share amounts	ended	ended
	September 30,	September 30,
	2018	2017
Research and development expenses	$32,815	$27,324
General and administrative expenses	3,376	2,607
Net finance costs (income)	(2,265)	4,499
Income tax expense	7	-
Net loss and comprehensive loss for the period	33,933	34,430
Basic and diluted loss per common share	2.49	3.77

Consolidated statements of financial position

	As at	As at
Amounts in thousands of Canadian dollars	September 30, 2018	December 31, 2017
Cash and marketable securities	$52,095	$81,791
Total assets	63,059	94,403
Total equity	49,295	78,577

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s two clinical programs, TTI-621 and TTI-622, target CD47, a “do not eat” signal that cancer cells frequently use to evade the immune system. Trillium also has a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, our development plan (including our proposed clinical trial program). With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2017 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor Relations:
Jason Wong
Blueprint Life Science Group for Trillium Therapeutics
415-375-3340 x4
jwong@bplifescience.com

Media Relations:
Jessica Tieszen
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com